Exhibit 99.28

RIO ALTO MINING LIMITED
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, SEPTEMBER 29, 2011

NOTICE IS HEREBY GIVEN THAT AN ANNUAL GENERAL AND SPECIAL MEETING (the “Meeting”) of holders of common shares of Rio Alto Mining Limited (the “Corporation”) will be held at Miraflores Park Hotel, Av. Malecón de la Reserva 1035 Miraflores, Lima 18, Peru, at 10:00 a.m. on Thursday, September 29, 2011 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the financial year ended May 31, 2011, and the report of the auditor thereon;

2.	to fix the number of directors of the Corporation to be elected at the Meeting at eight (8);

3.	to elect the Board of Directors of the Corporation for the ensuing year;

4.	to appoint the auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration;

5.

to consider, and if thought fit, approve, with or without variation, the ordinary resolution, as more particularly set forth in the Management Information Circular (the “Circular”) accompanying this Notice of Meeting prepared for the purpose of the Meeting, relating to the approval of a new stock option plan of the Corporation; and

6.	to transact such other business as may be properly brought before the meeting or any adjournment thereof.

DATED this 25 day of August, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Alexander Black”

Alexander Black
President and Chief Operating Officer

IMPORTANT

It is desirable that as many shares as possible be represented at the Meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be received by Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.